Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-276314

THE GABELLI EQUITY TRUST INC.

SUPPLEMENT NO. 1 DATED APRIL 1, 2026

TO PROSPECTUS SUPPLEMENT DATED MARCH 2, 2026

(To Prospectus dated December 29, 2023)

This Supplement No. 1 to the Prospectus Supplement (this “Supplement”) supplements and amends the Prospectus Supplement dated March 2, 2026 (the “Prospectus Supplement”) regarding the Subscription Rights to Acquire Shares of Common Stock of The Gabelli Equity Trust Inc. (the “Fund”, “we”, “us” or “our”). This Supplement should be read in conjunction with the Prospectus Supplement and the Prospectus dated December 29, 2023 (the “Prospectus”). This Prospectus Supplement is qualified by reference to the Prospectus Supplement and Prospectus, except to the extent that the information presented herein supersedes the information contained in the Prospectus Supplement or Prospectus, as applicable. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus Supplement or Prospectus, as applicable.

The Board of Directors of the Fund (the “Board”) has approved a reduction in the price at which the Rights may be exercised for Common Shares. Accordingly, effective immediately, any reference to the Subscription Price in the Prospectus Supplement is hereby amended to reflect that ten Rights may be exercised to purchase one Common Share at a price of $5.00 per Common Share (the “Subscription Price”). Any Subscription Certificates previously distributed are hereby deemed to be amended to reflect the new $5.00 Subscription Price.

	Per Share	Total
Subscription price of Common Shares to shareholders exercising Rights	$5.00	$155,598,350
Underwriting discounts and commissions	None	None
Proceeds, before expenses, to the Fund(1)	$5.00	$154,998,350

(1)	The aggregate expenses of the offering (excluding underwriting discounts and commissions) are estimated to be $600,000.

The Board has also approved an extension to the Subscription Period of the offering. Accordingly, effective immediately, any reference to the Expiration Date in the Prospectus Supplement is hereby amended to reflect that the Rights will expire at 5:00 p.m. Eastern Time, on April 21, 2026 (the “Expiration Date”), unless otherwise further extended. In accordance with the extension to the Subscription Period, the Subscription Certificates representing the Rights to be sold by the Rights Agent must be received prior to 5:00 PM, Eastern Time, on April 14, 2026, five Business Days prior to the Expiration Date (or, if the subscription period is further extended, prior to 5:00 PM Eastern Time, on the fifth Business Day prior to the extended Expiration Date).

The Common Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “GAB.” On March 31, 2026, the last reported net asset value per share of the Common Shares was $5.55 and the last reported sales price per share of Common Shares on the NYSE was $5.60. Accordingly, our Common Shares traded at a premium to net asset value of 0.90% on March 31, 2026.

Shares of our Series G Cumulative Preferred Stock (the “Series G Preferred Shares”), our 5.00% Series H Cumulative Preferred Stock (the “Series H Preferred Shares”) and our 5.00% Series K Cumulative Preferred Stock (the “Series K Preferred Shares”) are listed on the NYSE under the symbol “GAB PrG,” “GAB PrH” and “GAB PrK,” respectively. On March 31, 2026, the last reported sales prices per share of Series G Preferred Shares, Series H Preferred Shares and Series K Preferred Shares on the NYSE were $20.24, $20.38, and $20.76, respectively. Our 4.25% Series M Cumulative Preferred Stock (“Series M Preferred”) and 5.20% Series Q Cumulative Preferred Stock (“Series Q Preferred”) are not traded on a stock exchange.

Important Notice to Shareholders Who Have Already Exercised Their Rights: In light of the change in the Subscription Price and Expiration Date and the requirements for third-party processing of subscription requests, subscriptions previously submitted through a broker-dealer or other financial intermediary (a “broker”) will be cancelled. As a result, shareholders who have given instructions for their broker to exercise the Rights and subscribe for additional Common Shares must contact the submitting broker to resubscribe at the current $5.00 Subscription Price prior to the Expiration Date in order to participate in the offering. Shareholders who hold their shares directly with the Fund’s transfer agent and who have properly exercised their Rights to subscribe for additional Common Shares at the original $5.50 subscription price will have their subscriptions honored at the updated $5.00 Subscription Price and will receive a refund for any overpayment based on the original subscription price.

***

In order to effect the foregoing updates, the following changes have been made to the Fund’s Prospectus Supplement, which supersede the corresponding information provided throughout the Prospectus Supplement and Prospectus.

The section of the Prospectus Supplement entitled “DESCRIPTION OF THE RIGHTS OFFERING—Important Dates to Remember” on page R-6 is hereby deleted in its entirety and replaced with the following:

Important Dates to Remember

Please note that the dates in the table below may change if the rights offering is further extended.

EVENT	DATE
Record Date	March 2, 2026
Subscription Period*	March 2, 2026 through April 21, 2026†
Final Date Rights Will Trade	April 20, 2026†
Expiration Date*	April 21, 2026†
Payment for Shares and Subscription Certificate or Notice of Guaranteed Delivery Due*	April 21, 2026†
Issuance Date	April 28, 2026†
Confirmation Date	May 1, 2026†

*	A shareholder exercising Rights must deliver by 5:00 PM Eastern Time on April 21, 2026 (unless otherwise extended) either (a) a Subscription Certificate and payment for Common Shares or (b) a notice of guaranteed delivery and payment for Common Shares.
†	Unless the offer is further extended.

The section of the Prospectus Supplement entitled “TABLE OF FEES AND EXPENSES” beginning on page R-14 is hereby deleted in its entirety and replaced with the following:

TABLE OF FEES AND EXPENSES

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our Common Shares as a percentage of net assets attributable to Common Shares. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the Rights offering, assuming that we incur the estimated offering expenses.

Shareholder Transaction Expenses

Record Date Sales Load (as a percentage of offering price)	None
Offering Expenses (as a percentage of offering price)	0.39%
Dividend Reinvestment Plan Fees	None	(1)
Voluntary Cash Purchase Plan Purchase Transaction Fee	$0.75	(1)
Voluntary Cash Purchase Plan Sale Transaction Fee	$2.50	(1)

	Percentage of Net Assets Attributable to Common Shares
Annual Expenses
Management Fees	1.18	%(2)
Interest Expense	0.25	%(3)
Other Expenses	0.11	%(4)

Total Annual Fund Operating Expenses	1.54%
Dividends on Preferred Stock	0.65	%(5)

Total Annual Fund Operating Expenses and Dividends on Preferred Stock	2.19%

(1)	There are no fees charged to stockholders for participating in the Fund’s Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan. However, stockholders participating in the Plan that elect to make additional cash purchases under the Plan would pay $0.75 per transaction plus a per share fee (which includes any applicable brokerage commissions) to purchase shares and $2.50 per transaction plus a per share fee (which includes any applicable brokerage commissions) to sell shares. See “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plans” in the Prospectus.
(2)	The Investment Adviser’s fee is 1.00% annually of the Fund’s average weekly net assets. The Fund’s average weekly net assets will be deemed to be the average weekly value of the Fund’s total assets minus the sum of the Fund’s liabilities (such liabilities exclude (i) the aggregate liquidation preference of outstanding shares of preferred stock and accumulated dividends, if any, on those shares and (ii) the liabilities for any money borrowed). Consequently, because the Fund has shares of preferred stock outstanding, the investment management fees and other expenses as a percentage of net assets attributable to common stock are higher than if the Fund did not utilize a leveraged capital structure.
(3)	The Series M Preferred Shares have a mandatory redemption date of March 26, 2032 and the Series Q Preferred Shares have a mandatory redemption date of December 26, 2028. Therefore, for financial reporting purposes only, the dividends paid on the Series M Preferred Shares and Series Q Preferred Shares are included as a component of “Interest Expense,” which has been restated to reflect current fees.
(4)	“Other Expenses” are based on estimated amounts for the current year assuming completion of the proposed issuance.
(5)	The Dividends on Preferred Stock represent distributions on the existing preferred stock outstanding.

The purpose of the table above and the examples below is to help you understand all fees and expenses that you, as a holder of Common Shares, would bear directly or indirectly.

Example

The following example illustrates the expenses you would pay on a $1,000 investment in Common Shares, assuming a 5% annual portfolio total return.*

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$22	$69	$118	$253

*	The example should not be considered a representation of future expenses. The example assumes that the amounts set forth in the Annual Expenses table are accurate and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

The example above includes Dividends on Preferred Stock. If Dividends on Preferred Stock were not included in the example calculation, the expenses would be as follows (based on the same assumptions as above).

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$13	$41	$71	$157

The first paragraph of the section of the Prospectus Supplement entitled “USE OF PROCEEDS” on page R-16 is hereby deleted in its entirety and replaced with the following:

The Fund estimates the net proceeds of the Rights offering to be approximately $154,998,350, based on the Subscription Price of $5.00, assuming all new Common Shares offered are sold and that the expenses related to the Rights offering estimated at approximately $600,000 are paid.

The section of the Prospectus Supplement entitled “CAPITALIZATION” on page R-17 is hereby deleted in its entirety and replaced with the following:

CAPITALIZATION

The following table sets forth the unaudited capitalization of the Fund as of December 31, 2025, and its adjusted capitalization assuming the Common Shares available in the Rights offering discussed in this Prospectus Supplement had been issued.

	As of December 31, 2025 (unaudited)
	Actual	As Adjusted
Cumulative preferred stock, $0.001 par value per share, 437,024,900 shares authorized. (The “Actual” column reflects the Fund’s outstanding capitalization of preferred stock as of December 31, 2025. The “As Adjusted” column reflects the outstanding capitalization of preferred stock outstanding at March 31, 2026.)	$347,478,975	$349,953,195
Shareholders’ equity applicable to Common Shares:
Common Shares, $0.001 par value per share; unlimited shares authorized. (The “Actual” column reflects the 311,196,702 Common Shares outstanding as of December 31, 2025. The “As Adjusted” column reflects the 311,196,702 Common Shares outstanding as of December 31, 2025, 1,063,048 Common Shares issued pursuant to the Dividend Reinvestment Plan, and assumes issuance of 31,119,670 Common Shares issued pursuant to the Rights offering.)	311,197	343,379
Paid-in surplus*	800,224,567	961,080,022
Total distributable earnings	938,418,728	938,418,728
Net assets applicable to Common Shares	1,738,954,492	1,899,842,130
Liquidation preference of preferred stock	347,478,975	349,953,195
Net assets, plus the liquidation preference of preferred stock	2,086,433,467	2,249,795,325

*	As adjusted paid-in surplus reflects the issuance of 31,119,670 Common Shares at $5.00 per Common Share issued in the primary subscription and a deduction for the estimated offering expenses of the Common Shares offering borne by the Fund of $600,000.

For financial reporting purposes, the Fund is required to deduct the liquidation preference of its outstanding shares of preferred stock from “net assets,” so long as the senior securities have redemption features that are not solely within the control of the Fund. For all regulatory purposes, the Fund’s shares of preferred stock will be treated as equity (rather than debt).

The table and lead in paragraph in the section of the Prospectus Supplement entitled “SPECIAL CHARACTERISTICS AND RISKS OF THE RIGHTS OFFERING” on page R-20 are hereby deleted in their entirety and replaced with the following:

Furthermore, if you do not participate in the over-subscription privilege, if any, your percentage ownership may also be diluted. The Fund cannot state precisely the amount of any dilution because it is not known at this time what the net asset value per Common Share will be on the Expiration Date or what proportion of the Rights will be exercised. The impact of the Rights offering on net asset value per Common Share is shown by the following examples, assuming the Rights offering is fully subscribed and a $5.00 Subscription Price:

Scenario 1: (assumes net asset value per share is above subscription price)(1)
NAV(2)	$5.55
Subscription Price	$5.00
Reduction in NAV($)(3)	$(0.05)
Reduction in NAV(%)	(0.90)%
Scenario 2: (assumes net asset value per share is below subscription price)(1)
NAV(4)	$4.75
Subscription Price	$5.00
Increase in NAV($)(3)	$0.02
Increase in NAV(%)	0.42%

(1)	Both examples assume the full over-subscription privilege is exercised. Actual amounts may vary due to rounding.
(2)	For illustrative purposes only; reflects the Fund’s net asset value per Common Share as of March 31, 2026. It is not known at this time what the net asset value per Common Share will be on the Expiration Date.
(3)	Assumes $600,000 in estimated offering expenses.
(4)	For illustrative purposes only; assumes the Fund’s net asset value per Common Share is $5.00. It is not known at this time what the net asset value per Common Share will be on the Expiration Date.

The section of the Prospectus Supplement entitled “FINANCIAL STATEMENTS” on page R-22 is hereby deleted in its entirety and replaced with the following:

FINANCIAL STATEMENTS

The audited annual financial statements of the Fund for the fiscal year ended December 31, 2025 are incorporated by reference into the Prospectus Supplement and the accompanying Prospectus and SAI. Portions of the Fund’s annual report other than the financial statements and related footnotes thereto are not incorporated into, and do not form a part of, the Prospectus Supplement or the accompanying Prospectus and SAI.

Investing in Common Shares through Rights involves certain risks, including risks related to a leveraged capital structure, that are described in the “Special Characteristics and Risks of the Rights Offering” section beginning on page R-19 of the Prospectus Supplement.

The Common Shares are expected to be ready for delivery in book-entry form through the Depository Trust Company on or about April 28, 2026.

The date of this Supplement is April 1, 2026.

You should rely only on the information contained or incorporated by reference in this Supplement, the Prospectus Supplement and the Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Supplement, the Prospectus Supplement and the Prospectus is accurate as of any date other than the date of this Supplement, the Prospectus Supplement and the Prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since those dates. In this Supplement, the Prospectus Supplement and the Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The Gabelli Equity Trust Inc., a Maryland corporation.